SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E. 5-1-02

For the month of May, 2002

Glassworks of Chile
(Translation of registrant's name into English)

Hendaya N° 60
Las Condes
Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ____ No ✓

CRISTALERIAS DE CHILE S.A.

Material event
Results Announcement

CONTENTS

Press release dated May 15, 2002.

NOTES

a) On May 15, 2002, Cristalerías de Chile S.A. filed with the Superintendencia de Valores y Seguros de Chile (the Chilean Superintendency of Stock Corporation and Insurance Companies) results for the first quarter 2002.

b) This report is a free translation from the original in Spanish.

Cristalchile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

CRISTALERIAS DE CHILE S.A.

By: /s/ Cirilo Elton G.
Cirilo Elton G.
Chief Executive Officer

Date: May 20, 2002.

FOR IMMEDIATE RELEASE

Cristalchile

NYSE: CGW
Santiago: CRISTALES
www.cristalchile.cl

CRISTALERIAS DE CHILE REPORTS ITS RESULTS FOR FIRST QUARTER 2002

Santiago, Chile (May 15th, 2002) – Cristalerías de Chile S.A. ("Cristalerías"), a Chilean conglomerate and the largest producer of glass containers in Chile, today announced its results for the first quarter ended March 31st, 2002. All figures have been prepared according to Chilean GAAP and are stated in constant Chilean Pesos and in US Dollars at Ch$655.9/US$1, the exchange rate at the close of March 31st, 2002.

1Q02 HIGHLIGHTS (vs. 1Q01):

- Consolidated sales increased 3.5%
- Operating income up 8.6%
- EBITDA up 11.7%
- Non-operating loss increased from a loss of Ch$4,013 million to a loss of Ch$4,891 million.
- Net income reached Ch$176 million, compared to Ch$1,738 million reported in 2001
- Earnings Per ADR reached US$0.01

CONSOLIDATED REVENUE

(in Ch$ millions)	1Q02	1Q01(1)	1Q02vs.1Q01
TOTAL REVENUE	**30,088**	**29,075**	**3.5%**
Cristalchile (glass)	15,090	14,295	5.6%
Viña Santa Rita (wine)	12,750	13,002	-1.9%
CIECSA (media) (2)	3,648	2,874	26.9%
Adjustments	1,400	1,096	N/A
RELATED COMPANIES			
Metropolis-Intercom (cable TV)	11,372	10,681	6.5%
Envases CMF (plastic) (3)	8,341	3,604	131.0%

1. Financial statements of year 2001 have been restated for comparison reasons, deconsolidating Crowpla-Reicolite.
2. This result does not include Ediciones Chiloé.
3. Since the second quarter of 2001, Cristalerías no longer consolidates with Crowpla-Reicolite, due to a joint-venture with Multipack.

CONTACT IN SANTIAGO:
Ricardo Dünner
Head of Investor Relations
PH: (562) 246-8855
EMAIL: rdunner@cristalchile.cl

FIRST QUARTER 2002 RESULTS

CONSOLIDATED RESULTS

Operating Results

1Q02 Revenue Breakdown


Media
12%
Glass
46%
Wine
42%

During 1Q02, Cristalerias' total consolidated revenue reached Ch$30,088 million (US$45.9 million), a 3.5% increase versus the 1Q01. The main factors behind this increase were improved sales in the glass container business (+5.6%) and CIECSA (+26.9%); partially offset by lower sales in Santa Rita (-1.9%). Adjustments for factors such as intercompany sales reached Ch$1,400 million during the period.

Consolidated operating income increased by 8.6% during the quarter, totaling Ch$6,465 million (US$9.9 million). This includes Ch$4,956 million from the glass container business, Ch$1,492 million from Santa Rita and Ch$14 million from CIECSA .

During the quarter, Cristalerías´ consolidated net income was Ch$176 million (US$0.3 million), compared with Ch$1,738 million in 1Q01. This is mainly explained by: (1) a non-operating loss of Ch$4,891 million (US$ 7.5 million) in the 1Q02, compared to a non-operating loss of Ch$4,013 million (US$6.1 million), which is largely due to a Ch$1,477 million loss originated by the effect of the Argentine Peso devaluation affecting our investment in Rayén Curá[1]. (2) During 1Q01 the company had an extraordinary Ch$976 million income coming from the reversal of a maintenance provision for furnace C.

EBITDA: Operating cash generation increased by 11.7% from Ch$8,678 million (US$13.2 million) in the 1Q01 to Ch$9,693 million (US$14.8 million) in the 1Q02. EBITDA margin for the period reached 32.2% (29.8% in 1Q01).

The following analysis explains Cristalerías' results based on individual financial statements, as well as those of its main subsidiaries:

[1] Considering an exchange rate of $2.9 Argentine Pesos per U.S. Dollar.

PACKAGING BUSINESS

Glass

Glass packaging sales during the quarter increased by 5.6% to Ch$15,090 million (US$23.0 million) mainly as a result of a 5.3% increase in volumes. Sales to the wine sector increased by 10.7%, mainly due to higher acceptance of new and existing formats for the local market, as well as an increase in volumes of exports of 3.2%. Sales of beer containers grew by 14.7% during the quarter, due to the success of new one-way formats (250cc and 1,000cc) launched during last year. Liquor bottle sales increased by 10.2% compared with the previous weak 1Q01, resulting from extraordinary sales to pisco bottlers at the end of 1999.

Soft-drink bottle sales decreased by 18.4% during the quarter, despite the increase in sales of one-way formats, because clients of returnable formats built their stock previously and are now demanding for replacement only. Containers for the food industry posted a 9.4% sales decrease during the quarter as a result of a change in the product mix, with an increase in the demand for lower price containers.

GLASS	1Q02	1Q01	1Q02 vs. 1Q01
Net Sales (in Ch$ millions)	**15,090**	**14,295**	**5.6%**
Wine	9,177	8,288	10.7%
Soft Drinks	1,955	2,395	-18.4%
Beer	2,601	2,268	14.7%
Liquor	842	765	10.2%
Food	440	485	-9.4%
Pharmaceutical	76	94	-19.5%
Volume in tons	**53,922**	**51,205**	**5.3%**

Operating income increased by 12.6%, reaching Ch$4,956 million (US$7.6 million). Operating margins improved with respect to 1Q01 due to decreased sales of lower-margin imported products.

EBITDA: Operating cash generation increased by 15.6%, reaching Ch$7,070 million (US$10.8 million) in 1Q02 compared with Ch$6,117 million (US$9.3 million) during the 1Q01. EBITDA margin for the 1Q02 improved to 46.9% (42.8% in 1Q01).

Plastic

During the first quarter of 2002, Envases CMF registered a net profit of Ch$278 million, compared with Ch$146 million in 1Q01 (this last figure considers only the results of Crowpla-Reicolite S.A.). The company reached net sales of Ch$8,341 million, a growth of 131.0% over 1Q01, which is largely due to the merger with Multipack. Volumes increased by 109%, reaching 5,950 tons. As a result, operating income reached Ch$805 million, 126% higher than in 1Q01.

EBITDA: Operating cash generation increased from Ch$665 million (US$1.0 million) in 1Q01 to Ch$1,817 million (US$2.8 million) during the present quarter. EBITDA margin increased to 21.8% during the period (18.5% in 1Q01).

WINE BUSINESS

During the 1Q02, Santa Rita's consolidated sales reached Ch$12,750 million (US$19.4 million), a 1.9% decrease with respect to 1Q01 figures. The company's profits came in at Ch$1,016 million (US$1.5 million), a 5.4% increase compared with Ch$964 million in 1Q01.

In the domestic market, the Company attained volumes that stood 17.0% above those of 1Q01. Prices fell by 20.4% in real terms as a result of sharp competition and lower raw material costs. These conditions led net sales in the domestic market to drop by 6.9%.

Sales in the export market rose by 1.6% due to a more favorable exchange rate, however volumes decreased by 7.1%, mainly due to lower sales to the European and Latin American markets. During the period, exports of US$9.9 million accounted for 52.0% of total revenues. The average price in Dollars per case in the export market was US$29.6, compared with an industry average of US$22.05.

Operating income decreased by 30.4% from Ch$2,143 million in 1Q01 to Ch$1,492 million in 1Q02; while operating margin was 11.7% (16.5% in 1Q01).

EBITDA: Operating cash generation decreased by 21.1% to Ch$2,138 million (US$3.3 million) during the quarter. EBITDA margin for the period decreased from 20.9% to 16.8%.

SANTA RITA			
	1Q02	**1Q01**	**1Q02 vs. 1Q01**
Net Sales (in Ch$ millions)	12,750	13,002	-1.9%
Domestic	5,779	6,205	-6.9%
Exports	6,629	6,523	1.6%
Others	342	274	24.8%
Volume			
Exports (Th cases)	336	362	-7.1%
Domestic (Th liters)	11,686	9,988	17.0%
Price per case – Export Mkt.(US$)	29.6	30.4	-2.7%
Avg. price per case – Domestic Mkt. (Ch$)	4,455	5,589	-20.4%

MEDIA BUSINESS

Television Broadcasting, Financial Printed Press, and Other Media

Media Subsidiaries


CGW
98.2%
99.9%
CIECSA
Cristalchile Comunicaciones
78.0%
50.0%
MEGAVISION
Cordillera Comunicaciones Ltda.
99.9%
Metropolis-Intercom

During 1Q02, CIECSA reported a net loss of Ch$252 million (US$0.4 million) compared to a net loss of Ch$875 million in 1Q01.

Megavisión, CIECSA's main subsidiary, reached an average viewership share of 22.4% during the quarter (19.3% in 1Q01). Net sales increased by 26.2% in 1Q02, to reach Ch$3,626 million (US$5.5 million), as a result of new live programming. Megavisión had an operating profit of Ch$41 million compared to Ch$591 million operating loss during the 1Q01. On the non-operating side, Megavisión had a loss of Ch$277 million (Ch$300 million in 1Q01). Consequently, there was a net loss of Ch$187 million compared with a net loss of Ch$791 million during 1Q01.

EBITDA: CIECSA's operating cash generation turned from negative Ch$321 million (US$0.5 million) during 1Q01, to positive Ch$254 million (US$0.4 million) in 1Q02. EBITDA margin reached 7.0% during the quarter.

Cable Television

Cristalchile Comunicaciones S.A., (Cristalerías' wholly-owned subsidiary), owner of 50% of Cordillera Comunicaciones Ltda. had a loss of Ch$2,391 million (US$3.6 million) during the quarter compared to a loss of Ch$2,417 million recorded during the 1Q01. Similarly, Cordillera Comunicaciones Ltda. (owner of 99% of Metropolis-Intercom S.A.) had a net loss of Ch$4,780 million (US$7.3 million) in the 1Q02, compared to a net loss of Ch$4,829 million (US$7.4 million) in the 1Q01. The aforementioned negative result includes a goodwill amortization charge of Ch$1,003 million (Ch$994 million in 1Q01).

At the end of March, 2002, Metropolis-Intercom S.A. had 247,294 subscribers, a 10.5% reduction compared with 1Q01. The Company posted sales of Ch$11,372 million in 1Q02, compared with Ch$10,681 million in 1Q01. At the operating level, the company renegotiated programming costs with providers in order to mitigate the negative effect of the Dollar appreciation against the Chilean Peso. Therefore, during the quarter, Metropolis-Intercom posted a net loss of Ch$3,777 million (US$5.8 million), compared to a net loss of Ch$3,959 million in 1Q01.

METROPOLIS-INTERCOM			
	03/31/02	**12/31/01**	**% Change**
Basic Subscribers	247,294	268,451	-7.9%
Premium customers	33,810	41,381	-18.3%
Internet customers	13,870	12,605	10.0%
Home Passed	1,122,955	1,121,106	-

	1Q02	**1Q01**	**1Q02 vs. 1Q01**
Sales (Ch$ Million)	11,372	10,681	6.5%
Net Profit (loss) (Ch$ Million)	(3,777)	(3,959)	N/A

#############

Cristalchile

CRISTALERIAS DE CHILE S.A.
CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in millions of Chilean Pesos as of March 31, 2002)
1 US Dollar = 655.9 Chilean Pesos

BALANCE SHEET

ASSETS	As of March 31 2002 MCh$	2001 MCh$
Cash, time deposits, marketable securities	55,816	55,911
Receivables	33,179	34,108
Inventories, net	30,996	37,560
Other current assets	4,387	4,114
TOTAL CURRENT ASSETS	**124,378**	**131,693**
NET P.P.&E.	**129,032**	**138,239**
Investment in related companies	107,308	98,266
Long-term receivables	8,941	10,361
Goodwill on investments	1,431	1,559
Accounts receivable, related companies	1	37
Others	22,046	13,285
TOTAL OTHER ASSETS	**139,728**	**123,507**
TOTAL ASSETS	**393,138**	**393,439**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current portion of long-term & short-term debt	26,791	15,733
Dividends payable	68	52
Accounts and notes payable	15,514	27,758
Provisions, withholdings, income taxes	16,149	9,779
Advances from customers	1,673	2,966
TOTAL CURRENT LIABILITIES	**60,196**	**56,288**
Long-term bank liabilities and bonds payable	74,691	88,939
Miscellaneous creditors	1,630	1,851
Provisions and others	9,190	9,359
TOTAL LONG-TERM LIABILITIES	**85,511**	**100,150**
MINORITY INTEREST	**34,622**	**32,432**
TOTAL SHAREHOLDERS' EQUITY	**212,810**	**204,570**
TOTAL LIAB. & SHAREHOLDERS' EQUITY	**393,138**	**393,439**

STATEMENT OF INCOME

	First quarter 2002 MCh$	2001* MCh$
OPERATING RESULTS:		
Net sales	30,088	29,075
Cost of sales	(18,940)	(18,985)
Selling and administrative expenses	(4,683)	(4,136)
OPERATING INCOME	**6,465**	**5,955**
NON-OPERATING RESULTS:		
Cordillera Comunicaciones Ltda	(2,390)	(2,416)
Editorial Zig-Zag	(43)	(54)
Viña Los Vascos S.A.	33	101
Rayén Curá S.A.I.C.	(1,477)	83
Crowpla-Reicolite	139	145
Ediciones Chiloé	(55)	(147)
Others	(1)	(3)
Equity in net income related companies (net)	(3,795)	(2,290)
Interest income (expense) net	(614)	(1,291)
Other nonrecurring income (net)	(176)	(67)
Amortization of goodwill	(140)	(151)
Price-level restatement	(156)	(81)
Exchange Rate Variations	(9)	(134)
NON-OPERATING INCOME	**(4,891)**	**(4,013)**
Income tax	(983)	(906)
Extraordinary Items	-	976
Minority interest	(416)	(274)
NET INCOME	**176**	**1,738**

* Crowpla-Reicolite and Ediciones Chiloé have been deconsolidated from year 2001 figures for comparison purposes.
Since June 30, 2001, Cristalerías no longer consolidates with Crowpla-Reicolite.
Since September 30, 2001, CIECSA no longer consolidates with Ediciones Chiloé.

Cristalchile

CRISTALERIAS DE CHILE S.A.

INDIVIDUAL FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in millions of Chilean Pesos as of March 31, 2002)
1 US Dollar = 655.9 Chilean Pesos

BALANCE SHEET

ASSETS	As of March 31 2002 MCh$	2001 MCh$
Cash, time deposits, marketable securities	34,053	34,840
Receivables	19,557	17,387
Inventories, net	6,051	6,785
Other current assets	2,309	1,944
TOTAL CURRENT ASSETS	61,970	60,955
NET P.P.&E.	71,544	71,511
Investment in related companies	138,137	149,505
Long-term receivables	179	104
Goodwill on investments	2,099	7,502
Accounts receivable, related companies	20,476	2,842
Others	9,260	216
TOTAL OTHER ASSETS	170,151	160,170
TOTAL ASSETS	303,665	292,636

LIABILITIES AND SHAREHOLDERS' EQUITY	2002 MCh$	2001 MCh$
Current portion of long-term debt	18,838	200
Dividends payable	67	51
Accounts and notes payable	5,000	13,030
Provisions, withholdings, income taxes	10,906	3,941
TOTAL CURRENT LIABILITIES	34,812	17,221
Long-term bank liabilities and bonds payable	46,850	60,984
Miscellaneous creditors	1,185	1,290
Provisions	6,903	8,570
Others	1,106	-
TOTAL LONG-TERM LIABILITIES	56,044	70,845
TOTAL SHAREHOLDERS' EQUITY	212,810	204,570
TOTAL LIAB. & SHAREHOLDERS' EQUITY	303,665	292,636

STATEMENT OF INCOME

	First quarter 2002 MCh$	2001 MCh$
OPERATING RESULTS:		
Net sales	15,090	14,295
Cost of sales	(9,097)	(8,870)
General and administrative expenses	(1,038)	(1,022)
OPERATING INCOME	4,956	4,403
NON-OPERATING RESULTS:		
CristalChile Comunicaciones	(2,391)	(2,417)
S.A. Viña Santa Rita	550	521
Envases CMF S.A.	138	145
Ciecsa S.A.	(247)	(859)
Cristalchile Inversiones S.A.	(1,552)	-
Rayén Curá S.A.I.C.	-	83
Others	(1)	(7)
Equity in net income related companies (net)	(3,502)	(2,533)
Interest income (net)	(211)	(588)
Other nonrecurring income (net)	(55)	4
Amortization of goodwill	(41)	(116)
Price-level restatement	84	49
Exchange Rate Variations	(237)	196
NON-OPERATING INCOME	(3,961)	(2,989)
Income tax	(819)	(652)
Amortization of negative goodwill	-	-
Extraordinary Items	-	976
NET INCOME	176	1,738

SALES VOLUME

	Th Tons	Th Tons
Glass sales in Th tons	53.9	51.2